Filed Pursuant to Rule  424(b)(3)

Registration No. 333-138444

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 10 DATED MARCH 7, 2008

TO THE PROSPECTUS DATED MAY 11, 2007

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated May 11, 2007, Supplement No. 1 dated May 16, 2007, Supplement No. 2 dated July 23, 2007, Supplement No. 3 dated August 8, 2007, Supplement No. 4 dated August 15, 2007, Supplement No. 5 dated September 21, 2007, Supplement No. 6 dated November 5, 2007, Supplement No.7 dated November 15, 2007, Supplement No. 8 dated December 20, 2007 and Supplement No. 9 dated February 1, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	an update to the management of our advisor;

(3)	recent real property investments; and

(4)	potential real property investments.

Status of Our Public Offerings

We commenced our initial public offering on June 27, 2005. We terminated our initial public offering on May 22, 2007. We issued a total of 54,838,315 shares in our initial public offering, including 53,909,877 shares sold in the primary offering and 928,438 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $547.4 million.

We commenced our follow-on offering of 150,000,000 shares of common stock on May 23, 2007. Of these shares, we are offering 125,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan. As of March 7, 2008, we had accepted investors’ subscriptions for, and issued, approximately 55.3 million shares of our common stock in the follow-on offering, including approximately 53.1 million shares sold in the primary offering and approximately 2.2 million shares sold pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $552.7 million. Combined with our initial public offering, we had received a total of approximately $1.1 billion in gross offering proceeds as of March 7, 2008.

The Advisor

The section captioned “Management –The Advisor” beginning on page 53 of the prospectus is supplemented by adding Mike W. Mathies, 50, Senior Vice President, Capital Operations and Services to the list of officers and key personnel of our advisor.

Mike W. Mathies is senior vice president, capital operations and services of Cole Capital Partners, CCPT I Advisors and CCPT II Advisors. Prior to joining Cole in June 2007, Mr. Mathies was the chief marketing officer of Old Mutual Capital (OMCAP) from July 2003 to January 2007, and was responsible for all marketing and investor communications for OMCAP’s separately managed accounts, mutual funds, and closed-end funds. Before joining OMCAP, Mr. Mathies was chief marketing officer of Transamerica Capital, Inc. and was responsible for all marketing requirements supporting the financial planner and wire/regional channels for the IDEX mutual funds and Transamerica variable annuities during the period from November 1999 to July 2003. From 1980 to 1999 Mr. Mathies held a number of senior level sales and marketing positions for two leading manufacturers of nationally distributed construction products. Mr. Mathies received a Bachelor of Arts Degree in Journalism from the University of Arkansas in 1980.

Real Property Investments

The following information supplements, and should be read in conjunction with, the table in the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 7 of the prospectus:

Description of Real Estate Investments

As of March 7, 2008, we owned 356 properties, comprising approximately 12.6 million gross rentable square feet of commercial space located in 44 states and the U.S. Virgin Islands. Properties acquired between February 1, 2008, the date of our last prospectus supplement, and March 7, 2008 are listed below.

Property Description	Tenant	Rentable Square Feet	Purchase Price
Hilltop Plaza — Bridgeton, MO	Various	302,921	$23,195,000
Academy Sports — Lufkin, TX	Academy, Ltd.	60,750	5,200,000
Best Buy — Wichita, KS	Best Buy Stores, LP	66,756	11,321,000
Bridgestone/Firestone Tire — Atlanta, GA	BFS Retail & Commercial Operations, LLC	10,325	2,432,000
Boscov’s — Voorhees, NJ	Boscov’s Department Store, LLC	173,767	4,090,000
CVS — Indianapolis, IN	Hook-Superx, LLC	10,880	3,690,000
FedEx Ground — Mishawaka, IN	FedEx Ground Package System, Inc.	54,779	3,932,000
Marsh Supermarket – Indianapolis, IN	Marsh Supermarkets, LLC	63,750	14,316,000
Starbucks — Stillwater, OK	Starbucks Corporation	1,850	1,303,448
Walgreens — Oneida, TN	Walgreen Co.	14,820	5,022,901
Starbucks — Memphis, TN	Starbucks Corporation	1,853	1,367,000
		762,451	$75,869,349

The following information supplements the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 84 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in income-generating retail, office and distribution properties, net leased to investment grade and other creditworthy tenants.

As of March 7, 2008, we, through separate wholly-owned limited liability companies, have acquired a 100% fee simple interest in 357 properties consisting of approximately 12.6 million gross rentable square feet of commercial space located in 44 states and the U.S. Virgin Islands. The properties were generally acquired through the use of mortgage notes payable and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired between February 1, 2008, the date of our last prospectus supplement, and March 7, 2008 in order of acquisition date:

Property	Type	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Rentable Square Feet	Physical Occupancy
Hilltop Plaza — Bridgeton, MO	Retail center	February 6, 2008	1991	$23,195,000	$463,900	302,921	100%
Academy Sports — Lufkin, TX	Specialty retail	February 7, 2008	2003	5,200,000	134,715	60,750	100%
Best Buy — Wichita, KS	Specialty retail	February 7, 2008	1984	11,321,000	293,756	66,756	100%
Bridgestone Tire — Atlanta, GA	Automotive	February 7, 2008	1998	2,432,000	63,259	10,325	100%
Boscov’s — Voorhees, NJ	Department Store	February 7, 2008	1970	4,090,000	108,380	173,767	100%
CVS — Indianapolis, IN	Drugstore	February 7, 2008	1998	3,690,000	96,098	10,880	100%
FedEx — Mishawaka, IN	Distribution	February 7, 2008	1993	3,932,000	101,971	54,779	100%

Property	Type	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Rentable Square Feet	Physical Occupancy
Marsh Supermarket — Indianapolis, IN	Grocery	February 7, 2008	1999	$14,316,000	$371,671	63,750	100%
Starbucks — Stillwater, OK	Restaurant	February 28, 2008	2007	1,303,448	26,069	1,850	100%
Walgreens — Oneida, TN	Drugstore	February 29, 2008	2007	5,022,901	38,000	14,820	100% (2)
Starbucks — Memphis, TN	Restaurant	March 4, 2008	2007	1,367,000	27,340	1,853	100%
				$75,869,349	$1,725,159	762,451

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services in connection with the origination or assumption of debt financing obtained to acquire the respective property. For more detailed information on fees paid to affiliates of our sponsor, see the section captioned “Management Compensation” beginning on page 58 of the prospectus.

(2)

This property was purchased from Series D, LLC, an affiliate of our advisor. A majority of our board of directors, including all of our independent directors, not otherwise interested in the acquisition, approved the acquisition as being fair and reasonable to us and at a price to us no greater than the cost of the asset to the affiliate. The cost to us was not in excess of the current appraised value of the property as determined by an independent expert selected by our independent directors.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term
								Beginning	To
Hilltop Plaza — Bridgeton, MO	4	Lowe’s Home Centers, Inc. (1)	136,641	45%	6/5 yr.	$614,885	$4.50	2/6/2008	5/29/2027
		Kmart Corporation	104,231	34%	10/5 yr.	609,751	5.85	2/6/2008	9/30/2016
		TSA Stores, Inc.	42,000	14%	10/5 yr.	300,000	7.14	2/6/2008	8/31/2016
Academy Sports — Lufkin, TX	1	Academy, Ltd.	60,750	100%	4/5 yr.	364,500	6.00	2/7/2008	5/31/2009
						375,419	6.18	6/1/2009	5/31/2014
						386,664	6.36	6/1/2014	5/31/2019
						398,246	6.56	6/1/2019	6/30/2024
Best Buy — Wichita, KS	1	Best Buy Stores, LP	66,756	100%	3/5 yr.	781,152	11.70	2/7/2008	5/9/2011
						804,587	12.05	5/10/2011	5/9/2016
						828,724	12.41	5/10/2016	5/9/2021
Bridgestone Tire — Atlanta, GA	1	BFS Retail & Commercial Operations, LLC	10,325	100%	4/5 yr.	182,412	17.67	2/7/2008	11/30/2008
						189,708	18.37	12/1/2008	11/30/2013
						197,297	19.11	12/1/2013	11/30/2018

Property	Number of Tenants	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term
								Beginning	To
Boscov’s — Voorhees, NJ	1	Boscov’s Department Store, LLC	173,767	100%	3/10 yr.	$417,041	$2.40	2/7/2008	9/30/2008
						324,699	1.87	10/1/2008	9/27/2018
CVS — Indianapolis, IN	1	Hook-Superx, LLC	10,880	100%	4/5 yr.	258,304	23.74	2/7/2008	12/12/2023
FedEx — Mishawaka, IN	1	FedEx Ground Package System, Inc.	54,779	100%	2/5 yr.	304,800	5.56	2/7/2008	8/31/2014
Marsh Supermarket – Indianapolis, IN	1	Marsh Supermarkets, LLC	63,750	100%	4/5 yr.	1,208,363	18.95	2/7/2008	9/30/2020
Starbucks – Stillwater, OK	1	Starbucks Corporation	1,850	100%	4/5 yr.	94,500	51.08	2/28/2008	2/28/2013
						103,950	56.19	3/1/2013	2/28/2018
Walgreens — Oneida, TN	1	Walgreen Co.	14,820	100%	10/5 yr.	329,000	22.20	2/29/2008	7/31/2032
Starbucks – Memphis, TN	1	Starbucks Corporation	1,853	100%	4/5 yr.	95,744	51.67	3/4/2008	1/31/2013
						105,306	56.83	2/1/2013	1/31/2018

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
(1)	The lease with Lowe’s Home Center’s, Inc. is a ground lease.

Cole Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above and currently receives a property management fee of up to 2.0% of the monthly gross revenues from our single-tenant properties and up to 4.0% of the monthly gross revenues from our multi-tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

In connection with the property acquisitions noted above, we incurred the following variable rate mortgage notes:

Property	Variable Rate Loan Amount	Variable Interest Rate	Maturity Date
Academy Sports — Lufkin, TX	$3,685,765	1 Month LIBOR + 1.95%	February 1, 2009
Best Buy — Wichita, KS	8,080,331	1 Month LIBOR + 1.95%	February 1, 2009
Bridgestone Tire — Atlanta, GA	1,754,282	1 Month LIBOR + 1.95%	February 1, 2009
Boscov’s — Voorhees, NJ	3,189,604	1 Month LIBOR + 1.95%	February 1, 2009
CVS — Indianapolis, IN	2,675,724	1 Month LIBOR + 1.95%	February 1, 2009
FedEx — Mishawaka, IN	2,799,764	1 Month LIBOR + 1.95%	February 1, 2009
Marsh Supermarket — Indianapolis, IN	10,242,174	1 Month LIBOR + 1.95%	February 1, 2009
Walgreens — Oneida, TN	3,800,000	1 Month LIBOR + 1.50%	August 30, 2009
	$36,227,644

The variable rate mortgage notes require monthly interest-only payments with the principal balances due in February and August 2009, as set forth above. The mortgage notes are generally non-recourse to us and Cole OP II, but both are liable for customary non-recourse carveouts.

The variable rate mortgages may be prepaid at any time without premium or penalty. In the event the variable rate mortgages are not paid off on the maturity date, the variable rate mortgage notes include default provisions. Upon the occurrence of an event of default, interest on the mortgage notes will accrue at 4% above the variable interest rate and all interest and principal will become immediately due and payable. Notwithstanding the forgoing, if any payments are not timely made, a late charge equal to 5% of each payment past due will be become due to Wachovia Bank, National Association .

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $60.7 million in total. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years, respectively. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Hilltop Plaza — Bridgeton, MO	$18,556,000
Academy Sports — Lufkin, TX	4,160,000
Best Buy — Wichita, KS	9,056,800
Bridgestone Tire — Atlanta, GA	1,945,600
Boscov’s — Voorhees, NJ	3,272,000
CVS — Indianapolis, IN	2,952,000
FedEx — Mishawaka, IN	3,145,600
Marsh Supermarket – Indianapolis, IN	11,452,800
Starbucks – Stillwater, OK	1,042,758
Walgreens — Oneida, TN	4,018,321
Starbucks – Memphis, TN	1,093,600
$60,695,479

Tenant Lease Expirations

The following table sets forth, as of March 7, 2008, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2008	11	53,937	$438,659	>0%
2009	15	107,463	1,150,045	1%
2010	15	128,264	1,460,009	1%
2011	13	51,260	874,663	1%
2012	15	142,434	1,735,177	1%
2013	19	364,674	3,601,910	3%
2014	13	220,957	3,092,969	2%
2015	17	1,188,626	8,630,538	6%
2016	29	1,566,823	13,036,610	9%
2017	35	1,364,157	13,343,836	9%
2018	23	615,636	6,676,262	5%
	205	5,804,231	$54,040,678	38%

Potential Property Investments

Our advisor has identified the following properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the respective contract;

•	no material adverse change occurring relating to the properties, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions is probable.

Property	Expected Acquisition Date	Seller (1)	Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Starbucks — Kingsport, TN	March, 2008	NENR Investments, LLC	$1,328,000	$26,560
Starbucks — Ponca City, OK	March, 2008	Onyx Ponca SB, LLC	1,061,753	31,853

(1)	Seller is an unaffiliated third party.

(2)	Approximate purchase price does not include acquisition costs which we expect to be approximately 3.0% of the contract purchase price.

(3)	Amounts include acquisition fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

Each potential property acquisition is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Guarantor	Total Square Feet Leased	% of Total Square Feet Leased
Starbucks — Kingsport, TN	Starbucks Corporation	N/A	1,850	100%
Starbucks — Ponca City, OK	Starbucks Corporation	N/A	1,750	100%
*	Major tenants are those tenants that occupy greater than 10.0% of the rentable square of their respective property.

The table below provides leasing information for the major tenants at each respective property:

Property	Number of Tenants	Major Tenants*	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term
						Beginning	To
Starbucks — Kingsport, TN	1	Starbucks Corporation	4/5 yr.	$97,607	$52.76	3/1/2008	2/28/2013
				107,368	58.04	3/1/2013	2/28/2018
Starbucks — Ponca City, OK	1	Starbucks Corporation	4/5 yr.	77,500	44.29	2/1/2008	1/31/2013
				85,250	48.71	2/1/2013	2/28/2018

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.

We expect to purchase each property with proceeds from our ongoing public offering of common stock.

We believe each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.